

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2018

Jianjun Xun
Chief Executive Officer
Organic Agricultural Company Limited
6th Floor A, Chuangxin Yilu
No. 2305, Technology Chuangxincheng
Gaoxin Jishu Chanye Technology Development District
Harbin City, Heilongjiang Province
China 150090

   Re: Organic Agricultural Company Limited
     Registration Statement on Form S-1
     Filed August 13, 2018
     File No. 333-226810

Dear Mr. Xun:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note that your calculation of registration fee table on your registration statement cover page indicates that the proposed maximum price per share is $1.30 and that your prospectus cover page indicates that the selling stockholders are offering their shares of common stock at a fixed price of $2.00 per share. Please revise your calculation of registration fee table for consistency and recalculate the proposed maximum aggregate

offering price accordingly.

2.   We note your disclosure that the selling stockholders will offer and sell common stock at a fixed price of $2.00 per share, "until a public market emerges" for your common stock and, thereafter, at prevailing market prices. We also note your disclosure on page 18 that you intend to apply for a listing on the Pink Market maintained by OTC Markets, and then apply for a listing on the OTCQB as soon as you meet the standards for such a listing. Please revise to disclose a fixed price at which shares will be sold until your common stock is quoted on the OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 6

3.   We note your disclosure on page 6 that the supplemental agreement gave Hao Shuping control over Lvxin and its business, including personnel management, management of sales, purchases and accounting. We also note your disclosure that Hao Shuping subsequently transferred all of his 51% equity interest in Lvxin to Tianci Liangtian. Please revise to clarify whether the supplemental agreement continues to give Hao Shuping control over Lvxin.

Risk Factors
Risks Related to Our Business
If our estimates related to future expenditures are erroneous, page 11

4.   We note your disclosure that your "success is dependent in part upon the accuracy of [your] management's estimates of [your] future cost expenditures for land acquisition, legal and accounting services . . . , for research and development, marketing, and for administrative expenses." Please disclose the estimated amount of capital required for the next twelve months to accomplish your planned business goals.

Business of the Company, page 23

5.   We note your disclosure on page 5 that Yuxinqi has not yet initiated operations. If known, please disclose when Yuxinqi will begin operations.

Operating Licenses, page 27

6.   We note that your licenses are valid "for long-term use." Please provide a definition for "long-term use" that includes quantitative information.

Farmland Leases, page 28

7.   We note your disclosure that you are a party to approximately 300 leases for an aggregate of 497 hectares. Please disclose any material terms of the leases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at 202-551-3777 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure